

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 26, 2012

<u>Via E-Mail</u>
Ms. Charmaine King
President, Chief Executive Officer, Chief Financial Officer, and Director
Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper, UT 84020

> **Re:** **Gold and GemStone Mining Inc.**
> **Amendment No.2 to Current Report on Form 8-K**
> **Filed November 14, 2012**
> **File No. 0-54700**

Dear Ms. King:

We reviewed the filing and have the comment below.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Completion of Acquisition or Disposition of Assets, page 4

1. We note your response to comment one in our October 18, 2012 letter and the revised disclosure in the second paragraph of the "Ownership Interest" disclosure on page 14. Please revise your disclosure here and elsewhere in the filing if the context of the disclosure requires it, to reflect RMSL's October 29, 2012 transfer of its interest in the Nimikoro and Nimiyama concessions to the JV company. As we are unable to locate the transfer letters that you represent have been filed as exhibits 10.8 and 10.9 to the amended Form 8-K, please file them as exhibits with your next amendment. In addition, please reconcile the statement made in response to our prior comment one that "[t]here is no official transfer of the concessions from RMSL to the JV company which needs to be recorded with any governmental authorities," with Section 2.2.3 of the Collaboration Agreement (Exhibit 10.2 to the Form 8-K filed on May 4, 2012), which provides that with respect to the transfer, RMSL "shall…produce to [the company] appropriate governmental evidence of such transfer of full legal title."

Ms. Charmaine King
Gold and GemStone Mining Inc.
November 26, 2012
Page 2

Closing

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director